SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 11)* CALPINE CORPORATION
(Name of Issuer) COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
131347304

(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 10, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  ☐.

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	Page 2 of 19 pages

1		NAME OF REPORTING PERSON SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 29,189,712 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 29,189,712 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,189,712 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 131347304	Page 3 of 19 pages

1		NAME OF REPORTING PERSON SPO Partners II Co-Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,752,200 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,752,200 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 131347304	Page 4 of 19 pages

1		NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 30,941,912 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,941,912 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,941,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Solely in its capacity as the sole general partner of SPO Partners II, L.P. with respect to 29,189,712 Shares; and solely in its capacity as the sole general partner of SPO Partners II Co-Investment Partnership, L.P. with respect to 1,752,200 Shares.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 131347304	Page 5 of 19 pages

1		NAME OF REPORTING PERSON San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,116,096 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,116,096 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 131347304	Page 6 of 19 pages

1		NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,116,096 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,116,096 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 131347304	Page 7 of 19 pages

1		NAME OF REPORTING PERSON SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 32,058,008 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 32,058,008 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,058,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 30,941,912 of such Shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,116,096 of such Shares. These Shares may also be deemed to be beneficially owned by J. Stuart Ryan, solely as a result of his advisory capacity to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners, L.P. in securities of the Issuer.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

CUSIP No. 131347304	Page 8 of 19 pages

1		NAME OF REPORTING PERSON John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF and Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 62,300 (1)
	8	SHARED VOTING POWER 32,058,008 (2)
	9	SOLE DISPOSITIVE POWER 62,300 (1)
	10	SHARED DISPOSITIVE POWER 32,058,008 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,120,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Of these Shares, 3,800 Shares are held in Mr. Scully’s individual retirement accounts, which are self-directed, and 58,500 Shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These Shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 9 of 19 pages

1		NAME OF REPORTING PERSON Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF and Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 4,300 (1)
	8	SHARED VOTING POWER 32,058,008 (2)
	9	SOLE DISPOSITIVE POWER 4,300 (1)
	10	SHARED DISPOSITIVE POWER 32,058,008 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,062,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	These Shares are held in Mr. McDermott’s individual retirement account, which is self-directed.

(2)	These Shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 10 of 19 pages

1		NAME OF REPORTING PERSON Eli J. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,058,008 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,058,008 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,058,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	These Shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 11 of 19 pages

1		NAME OF REPORTING PERSON J. Stuart Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 43,652 (1)
	8	SHARED VOTING POWER 32,058,008 (2)
	9	SOLE DISPOSITIVE POWER 43,652 (1)
	10	SHARED DISPOSITIVE POWER 32,058,008 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,101,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Of these Shares, 38,623 Shares are restricted stock units awarded to Mr. Ryan in his capacity as a member of the board of directors of the Issuer and 5,029 Shares are held individually by Mr. Ryan.

(2)
These Shares may be deemed to be beneficially owned by Mr. Ryan, solely in his capacity as an advisor to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners, L.P. in securities of the Issuer.

CUSIP No. 131347304	Page 12 of 19 pages

1		NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 58,500 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 58,500 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** Denotes less than

(1)  Power is exercised through its controlling person, director and executive officer, John H. Scully.

Page 13 of 19 pages

This Amendment No. 11 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 11, 2008 and as amended on August 12, 2008, September 12, 2008, October 6, 2008, October 14, 2008, October 17, 2008, October 22, 2008, January 6, 2011, February 13, 2012,  May 23, 2012 and May 8, 2013. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Partners II Co-Investment Partnership, L.P., a Delaware limited partnership (“SPO Co-Investment”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”), Eli J. Weinberg (“EJW”) and J. Stuart Ryan (“JSR”). SPO, SPO Co-Investment, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., PS Foundation, JHS, EHM, EJW and JSR are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The following subsections of Item 2(b)-(c) are hereby amended and restated in their entirety as follows:

JHS

JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

Item 2(b)-(c) is hereby amended and supplemented by adding the following paragraph at the end thereof:

EJW

EJW’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

Page 14 of 19 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds(1)
SPO	Contributions from Partners	— (2)(3)
SPO Co-Investment	Contributions from Partners	$23,759,998(4)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	— (5)(6)
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Personal Funds and Not Applicable	$38,763(7)
EHM	Personal Funds and Not Applicable	$32,723(8)
EJW	Not Applicable	Not Applicable
JSR	Not Applicable	Not Applicable
PS Foundation	Contributions from Shareholders	— (9)
________________
(1)  The amounts in this column have been reduced by the proceeds from sales of Shares over time.
(2)  Shares were issued to the Reporting Persons at the Issuer’s emergence from bankruptcy in consideration of the cancellation and discharge of certain debentures and related claims.  The Reporting Persons acquired such debentures for $461,643,607.
(3)  In addition to footnote (2), during the course of its ownership of Shares, the total amount of funds used to purchase Shares by SPO is $711,817,557.
(4)  During the course of its ownership of Shares, the total amount of funds used to purchase Shares by SPO Co-Investment is $84,370,330.
(5) Shares were issued to the Reporting Persons at the Issuer’s emergence from bankruptcy in consideration of the cancellation and discharge of certain debentures and related claims.  The Reporting Persons acquired such debentures for $24,295,318.
(6)  In addition to footnote (5), during the course of its ownership of Shares, the total amount of funds used to purchase Shares by SFP is $24,295,318.
(7)  During the course of his ownership of Shares, the total amount of funds used to purchase Shares by JHS is $76,086.
(8)  During the course of his ownership of Shares, the total amount of funds used to purchase Shares by EHM is $73,286.
(9)  During the course of its ownership of Shares, the total amount of funds used to purchase Shares by PS Foundation is $1,829,381.

Page 15 of 19 pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 439,023,991 total outstanding shares of Common Stock as of July 23, 2013 as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013 filed with the Securities and Exchange Commission on July 25, 2013, except for percentage interest calculations for JSR which also include 38,623 total shares of restricted stock units granted to JSR in his capacity as a member of the board of directors of the Issuer for a total of 439,062,614 total outstanding shares of Common Stock.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,189,712 Shares, which constitutes approximately 6.6% of the outstanding Shares.

SPO Co-Investment

The aggregate number of Shares that SPO Co-Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,752,200 Shares, which constitutes approximately 0.4% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 30,941,912 Shares, which constitutes approximately 7.0% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,116,096 Shares, which constitutes approximately 0.3% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,116,096 Shares, which constitutes approximately 0.3% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,058,008 Shares in the aggregate, which constitutes approximately 7.3% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., and the controlling person, director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,120,308 Shares in the aggregate, which constitutes approximately 7.3% of the outstanding Shares.

Page 16 of 19 pages

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,062,308 Shares, which constitutes approximately 7.3% of the outstanding Shares.

EJW

Because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,058,008 Shares in the aggregate, which constitutes approximately 7.3% of the outstanding Shares.

JSR

The aggregate number of Shares that JSR owns beneficially, pursuant to Rule 13d-3 of the Act, is 32,101,660, which constitutes approximately 7.3% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 58,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)           SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 29,189,712 Shares.

SPO Co-Investment

Acting through its sole general partner, SPO Co-Investment has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,752,200 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,941,912 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,116,096 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,116,096 Shares.

SPO Advisory Corp.

Acting through its controlling persons and through JSR in his advisory capacity, and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may be deemed to have shared power with JSR to vote or to direct the vote and to dispose or to direct the disposition of 32,058,008 Shares in the aggregate.

Page 17 of 19 pages

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM and EJW to vote or to direct the vote and to dispose or to direct the disposition of 32,058,008 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,800 Shares held in the John H. Scully individual retirement accounts, which are self-directed individual retirement accounts, and 58,500 Shares held by the PS Foundation, for which JHS is the controlling person, director and executive officer.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EJW to vote or to direct the vote and to dispose or to direct the disposition of 32,058,008 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,300 Shares held in the Edward H. McDermott individual retirement account, which is a self-directed individual retirement account.

EJW

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EJW may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 32,058,008 Shares held by SPO, SPO Co-Investment and SFP in the aggregate.

JSR

Because of his advisory position in SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JSR may be deemed to have shared power with SPO Advisory Corp. to vote or to direct the vote and to dispose or to direct the disposition of 32,058,008 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, JSR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 43,652 Shares comprised of 38,623 Shares of restricted stock units awarded to JSR in his capacity as a director of the Issuer and 5,029 Shares held individually by JSR.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 58,500 Shares.

(c)           On September 10, 2013, the Reporting Persons sold an aggregate of 11,000,000 Shares in a block trade at a price of $18.92 per share.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Persons.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1 (k)

Exhibit B:	Power of Attorney

Page 18 of 19 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013	By:	/s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO PARTNERS II CO-INVESTMENT PARTNERSHIP, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
ELI J. WEINBERG (2)
J. STUART RYAN (1)
PHOEBE SNOW FOUNDATION, INC. (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commmission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person is filed as Exhibit B.

Page 19 of 19 pages

INDEX OF EXHIBITS

Exhibit	Document Description
Exhibit A:	Agreement Pursuant to Rule 13d-1 (k)
Exhibit B:	Power of Attorney